UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SOLARIS POWER CELLS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53982	46-3386352
(State or Jurisdiction	(Commission	(IRS Employer
of Incorporation)	file number)	Identification No.)

3111 E. Taqhuitz Way, Palm Springs, California, 92262
(Address of principal executive offices) (Zip code)

760-600-5272
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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SOLARIS POWER CELLS, INC.
21194 N. 82nd Street
Scottsdale, Arizona 85255

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

August 28, 2013

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to Solaris Power Cells, Inc., a Nevada corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about August 28, 2013, by our company to the holders of record of shares of our common stock as of the close of business on August 23, 2013. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

On the tenth day after this Information Statement has been mailed to the stockholders (the “Effective Date”), the resignation of Ian Lev (the “Resigning Director”) as director of the Company will be effective and the director designees named herein will be appointed to the board of directors.

Pursuant to the terms of Affiliate Stock Purchase Agreements (the “Agreement”) dated August 22, 2013 between Ian Lev and each of Vincent Palmieri, Leonard Caprino, Roy Givens, and Raymond Madick. Messrs. Palmieri, Caprino, Givens and Madick purchased a combined total of 28,080,000 shares of common stock from Mr. Lev (the “Purchased Shares”).

The purchase price for the Purchased Shares was US $15,210, which was paid in cash and by the personal funds of Messrs. Palmieri, Caprino, Givens, and Madick. Messrs. Palmieri, Caprino, Givens, and Madick each now own 7,020,000 of our shares of common stock, being 11.3% of our issued and outstanding shares of common stock as of August 23, 2013.

Effective August 23, 2013, Ian Lev resigned as our Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary. Also effective August 23, 2012 Mr. Palmieri was appointed as our Chief Executive Officer and Treasurer, Mr. Caprino was appointed as our President and Secretary, Mr. Givens was appointed as our Chief Technology Officer, and Mr. Madick was appointed as Chief Sales Officer. Messrs. Palmieri, Caprino, Givens and Madick were all appointed to our board of directors effective as of the date of resignation of Mr. Lev, which increased the current board of directors to four members.

Ian Lev wishes to resign as a director of our company. The resignation will be effective 10 days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF THE RESIGNING DIRECTORS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

Our company is authorized to issue up to 2,160,000,000 shares of common stock and 10,000,000 shares of preferred stock. On August 23, 2013, we had 62,146,666 shares of common stock outstanding and no shares of preferred stock outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of August 23, 2013: (i) by each of our directors, (ii) by each of the Named Executive Officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than 5% of any class of our outstanding shares. As of August 23, 2013, there were 62,146,666 shares of our common stock outstanding:

Title of Class	Name and address of beneficial owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common	Ian Lev 21194 N. 82nd Street Scottsdale, Arizona 85255	720,000	Direct	1.16%
Common	Vincent Palmieri 79405 Highway 111, Suite 9488 La Quinta, CA 92253	9,240,000	Direct	14.8%
Common	Leonard Caprino 3111 E. Tahquitz Way, Suite 108 Palm Springs, CA 92262	9,240,000	Direct	14.8%
Common	Roy Givens 3111 E. Tahquitz Way, Suite 108 Palm Springs, CA 92262	9,240,000	Direct	14.8%
Common	Raymond A. Madick 42816 Del Lago Court Indio, CA 92203	9,240,000	Direct	14.8%
Common	All executive officers and directors as a group (4 persons)	37,680,000		60.36%
	Gatehouse Capital Inc. 128 Windmill Area Hattieville, Belize Central America	3,333,332(1)	Direct	5.2%
Common	5% shareholder (1 individuals)	3,333,332		5.2%

1 Includes warrants to purchase up to 1,666,666 shares of our common stock.

Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of August 23, 2013, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of August 23, 2013, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Our common stock is our only issued and outstanding class of securities eligible to vote.

CHANGE OF CONTROL

In connection with the closing of the Agreements, there was a change in control of our company. Following the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, our company anticipates that our board of directors will be comprised of Vincent Palmieri, Leonard Caprino, Roy Givens, and Raymod Madick.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serves as our current directors and executive officers of our company as of the date of this current report. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Date First Elected or Appointed
Vincent Palmieri	Nominated Director, Chief Executive Officer and Treasurer	August 23, 2013
Leonard Caprino	Nominated Director, President, and Secretary	August 23, 2013
Roy Givens	Nominated Director and Chief Technology Officer	August 23, 2013
Ray Madick	Nominated Director and Chief Sales Officer	August 23, 2013
Ian Lev (1)(2)	Director (former Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary)	June 10, 2013

1 Mr. Lev resigned as an officer effective August 23, 2013.
2 This individual has resigned as a director of our company, effective on the 10th day after the mailing of this Information Statement on Schedule 14F-1.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Vincent Palmieri – Nominated Director , Chief Executive Officer, and Treasurer

Prior to NRG Solaris Power Cells Mr. Palmieri served As Chief Executive Officer for Secure-Info Imaging and Universal Data Cameras a manufacturer of hand-held data capture devices. Prior to Secure Info Imaging he served as CEO and Founder of Easyfeed.com. Easyfeed.com is a Southern California full service ASP offering E-Commerce Solutions, Specialized Software Solutions, Wireless and Dedicated Hosting products. From 1995 to 1999 Mr. Palmieri served as Chief Information Officer for Cole Vocational a Major Health Service Provider serving the State of California. From 1985 through the present Mr. Palmieri was Chairman and Chief Executive Officer for Pal Pacific Incorporated. Mr. Palmieri holds several Patents and has an extensive 20-year experience in UNIX, C++, Linux, Specialty software and High End Commercial E-Commerce Solutions such as Shop Zone and SBT. His work experience includes Business solutions for the Pre-Delivery division of Ford Motor Company and Ricoh Digital Products.

Leonard Caprino – Nominated Director and President and Secretary

rior to Solaris Power Cells, Mr. Caprino served as President & Co-Founder of Secure Info Imaging & Universal Data-Cameras (“Secure Info”), a manufacturer of hand-held data capturing devices. Prior to Secure-Info, he served as President and Founder of Easyfeed.com. Easyfeed.com was a Southern California full service ASP, offering, e-commerce solutions, web hosting, specialized business software solutions, wireless internet & high speed telco internet solutions for the commercial banking industry. Mr. Caprino received his Electronic Science Degree from Don Martin School of Radio Science.

Roy Givens – Nominated Director and Chief Technology Officer

Prior to joining Solaris Power Cells Mr. Givens served as Chief Executive Officer and President of Pantrol Controls in Spokane, Washington. Roy helped grow Pantrol Controls from $250,000 to over $15 million in annual sales with over 60 employees. Pantrol was Washington State’s top 10 minority owned businesses and was voted Washington State’s fastest growing small Business. Mr. Givens has developed many new products including pellet stove control boards, custom control panels and service entrance panels for cell phone towers. Mr. Givens received his Technical Degree at Spokane Community College and received his Business Degree from Boise State.

Raymond A. Madick – Nominated Director and Chief Sales Officer

Priod to joining Solaris Power Cells Mr. Madick’s was most recently president of Gold Coast Metals, a Southern California distributor of Steel Products, whose customers include the local Golf Cart vendors and Golf Cart companies who customize the carts for customers.

Mr. Madick has worked in top management positions in the development and marketing of products in the steel and automotive industries. These companies include National Steel, Geneva Steel and Manic Motors, where Mr. Madick led a highly successful sales team and launch new products into the market place.

Ian Lev, Resigning Director

Since September 2012, Mr. Lev has been Director of Business Development for Covario, Inc., a private Delaware corporation located in Scottsdale, AZ. Covario is an independent provider of search marketing agency services for search engine optimization, search engine marketing, social media, and content marketing. From April 2005 – September 2012, Mr. Lev was Vice President of Business Development at iCrossing, Inc., a digital marketing agency which provides business development and strategic direction to large organizations. From 2003 – 2004 Mr. Lev was National Project Director of the Healthy Monday Campaign, a not-for-profit public health campaign.

Legal Proceedings

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement In Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

(1)	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

(4)

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(5)

being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)

being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended July 31, 2012. All proceedings of the board of directors were conducted by resolutions consented to in writing by our directors and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

As of the date of this Information Statement, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

As of the date of this Information Statement, our board of directors has determined that Ian Lev qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Upon his resignation expected 10 days after this Schedule 14f-1 is filed and mailed, no director will qualify as “independent”.

None of our directors qualify as an “audit committee financial expert”. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.

any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict will disclose his interest in a proposed transaction and will abstain from voting for or against the approval of such transaction.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended July 31, 2013, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during 2013 and 2012 awarded to, earned by or paid to our executive officers.

Name and Principal Position	Year	Salary	Bonus Awards	Stock Awards	Other Incentive Compensation	Non-Equity Plan Compensation	Nonqualified Deferred Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Tee Kai Shen[1] Former President, CEO, CFO and Director	2013 2012	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Tam Siew Suan[2] Former Secretary and Director	2013 2012	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ian Lev[3] Director	2013 2012	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A

[1]	Tee Kai Shen resigned as a director and officer of the Company on June 11, 2013.
[2]	Tam Siew Suan resigned as a director and officer of the Company on June 11, 2013.
[3]	Ian Lev was appointed as a director and officer of the Company on June 11, 2013.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

There are no current employment agreements between our company and our executive officers or directors.

There are no annuity, pension or retirement benefits proposed to be paid to the officers or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers since inception.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Directors’ Compensation

The persons who served as members of our board of directors, including executive officers did not receive any compensation for services as director for 2013 and 2012.

Option Exercises and Stock Vested

There were no options exercised or stock vested during the year ended July 31, 2013.

Pension Benefits and Nonqualified Deferred Compensation

The Company does not maintain any qualified retirement plans or non-nonqualified deferred compensation plans for its employees or directors.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARIS POWER CELLS, INC.

By:

“Vincent Palmieri”
Vincent Palmieri
Chief Executive Officer

Date: August 28, 2013